  Antiviral Technologies, Inc.

Suite 1211, Tower II, Silvercord

30 Canton Road

Tsimshatsui, Kowloon, Hong Kong

August 21, 2012

Amit Pande

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Antiviral Technologies, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 29, 2012

File No. 000-53449

Dear Sir or Madam:

In connection with responding to your comment letter dated July 30, 2012, to Antiviral Technologies, Inc., a Nevada corporation (the “Company”), the Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

Antiviral Technologies, Inc.

/s/Kin Chung Cheng, Chief Financial Officer